IAMGOLD Corporation's Fighting Against Forced Labour and Child Labour in Supply Chains Report

Financial year ended December 31, 2023

1. Introduction

This report constitutes IAMGOLD Corporation's ("IAMGOLD" or the "Company" or "we" or "our") first Report prepared under the Fighting Against Forced Labour and Child Labour in Supply Chains Act ("Act"). It covers the Company's most recently completed financial year ending December 31, 2023 ("Reporting Period"). The Report outlines the steps IAMGOLD has taken during the Reporting Period to prevent and reduce the risk that forced labour or child labour is used at any step of the production of goods in Canada or elsewhere by the entity or of goods imported into Canada by the Company. Moreover, the Report contains the results of an inherent risk assessment that was performed by an independent third-party consultant which identifies the parts of our business and supply chains that carry a risk and steps taken to assess and manage that risk.1

2. Steps Taken in the Previous Financial Year to Prevent and Reduce Risks of Forced Labour and Child Labour

IAMGOLD values and supports the dignity and human rights of all people globally. We are committed to conducting our operations with respect to internationally recognized human rights as set forth in the United Nations Declaration of Human Rights and the four fundamental principles and rights at work enshrined in the International Labour Organization's Declaration on Fundamental Principles on Rights at Work.

During the Reporting Period, IAMGOLD took several steps to prevent and reduce the risk that forced labour or child labour is being used in our business and supply chains, which steps included:

  The creation of a cross functional working group on forced labour and child labour ("Working Group"), which reports to the Chief Operating Officer, and is comprised of members from Global Supply Chain, Legal, Internal Audit & Risk Management and Corporate Affairs. The Working Group is responsible for developing a Governance Strategy Roadmap to begin to align IAMGOLD's forced labour and child labour risk management practices with the Act's requirements.
  Reviewing our Supplier Code of Business Conduct and Ethics (the "Supplier Code") to understand the existing requirements in place for our Suppliers.
  Engaging with IAMGOLD Essakane S.A.'s ("IAMGOLD Essakane") suppliers to educate them on the legislative requirements and informing them of IAMGOLD's reporting obligations. This engagement, via a letter, also served to remind our suppliers that the Supplier Code is intended to govern their conduct when doing business with or on behalf of IAMGOLD and provides guiding principles regarding labour, human rights, and the prevention of child labour. To ensure adherence to the Supplier Code, the letter notified our suppliers that we may seek to conduct more in-depth due diligence on any supplier, including by requesting additional documents, or conducting an audit of a supplier.
  Requesting that IAMGOLD Essakane's suppliers provide us with a declaration that they did not use labour or services provided by child labour or forced labour during the Reporting Period, and requested additional information on their efforts to reduce the risk of forced labour and child labour, including whether the supplier has policies and due diligence processes in place, the parts of the their business and supply chains that may carry a risk, and if they have taken any measures to remediate forced labour or child labour in their own activities or respective supply chains, among other questions.

1 IAMGOLD has prepared this Report based on information available to it at the time of preparation. This Report contains forward-looking statements relating to IAMGOLD's policies and practices with respect to forced labour and child labour risk management, including statements of current intention and expectation and statements of opinion. There can be no assurance that such statements will prove to be accurate, as IAMGOLD's actual results and future events could differ materially from those anticipated in this forward-looking information because of the factors discussed in the "Risk Factors" section in IAMGOLD's Annual Information Form, which is available at www.iamgold.com or on SEDAR+. Except as required by applicable laws or regulations, IAMGOLD does not undertake to publicly update or review any forward-looking statements.

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  Notifying IAMGOLD Essakane's suppliers that we will be revising the Supplier Code to align it with the requirements of the Act, and once it is approved by our Board of Directors, a copy of the amended Supplier Code will be provided to them for their review and signature.
  Conducting an initial internal assessment of the risks of forced labour and child labour within our global supply chain and local sites for over 1,500 suppliers.
  Performing an ongoing review of our policies (e.g. Purchasing Policy, Purchase of Goods and Services Standard, Human Rights Policy) and their application to our suppliers.
  Mapping our business activities and supply chains.

3. Our Structure, Activities and Supply Chains

3.1 Our Structure

IAMGOLD is a Canadian gold mining company incorporated under the Canada Business Corporation Act. Our common shares are listed on the Toronto Stock Exchange (IMG) and on the New York Stock Exchange (IAG). IAMGOLD is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

3.2 Our Activities

Headquartered in Toronto, Ontario and with offices in Brossard, Québec, IAMGOLD operates the Westwood Mine in Preissac, Québec and the project currently under construction known as Côté Gold in the Chester and Yeo Townships, District of Sudbury, Ontario. IAMGOLD is a majority shareholder of IAMGOLD Essakane S.A. ("Essakane"), headquartered in Ouagadougou, Burkina Faso, which operates the Essakane Mine in northeastern Burkina Faso. The 2023 global operation production saw 465,000 ounces of gold produced, at the top end of guidance (410,000 - 470,000 ounces).

IAMGOLD employs approximately 3,656 people worldwide and is committed to maintaining a culture of accountable mining through high standards of environmental, social and governance ("ESG") practices in every aspect of its business. We have incorporated principles of responsible business conduct through the adoption of various policies and programs, including our Code of Business Conduct and Ethics, Supplier Code of Business Conduct and Ethics, Purchasing Policy, Purchase of Goods and Services Standard, Human Rights Policy, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. Moreover, IAMGOLD is a member of the World Gold Council and adheres to the World Gold Council's Responsible Gold Mining Principles. IAMGOLD's Board, through its five standing committees - the Audit and Finance Committee, the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee and the Technical Committee - oversee the Company's approach, policies, priorities and practices related to ESG as well as the company's Zero Harm vision (IAMGOLD Corporation - Sustainability - About HSS - Zero Harm Vision).

3.3 Our Supply Chain

IAMGOLD's supply chain is managed at two levels of the organization, firstly the global supply chain team ("GSC") located in Brossard, Québec, secondly each mine site and project has a local supply chain team dedicated to local procurement needs. The GSC and each local supply chain team align their approach and strategies in accordance with the operational plans of the different IAMGOLD operations and IAMGOLD's policies on local sourcing, sustainable development and health and safety.

The majority of IAMGOLD's procurement spending can be categorized in the following procurement areas:  goods, construction projects, operational and technical services and support and administrative functions. IAMGOLD's GSC engages with product suppliers, providing notably chemical products, explosives, oil, gas and consumable fuels, heavy machinery, construction materials, and suppliers of logistic services as well as professional services. The goods required for operations of all sites are procured from suppliers located from 25 countries from around the world and varying product sources. Most goods and services are provided by suppliers with whom IAMGOLD has long standing business relationships. As previously mentioned, each mine site and project have a dedicated local supply chain team. The GSC is mandated to assist each local supply chain team in its activities. Coordination meetings are regularly held between the GSC and each local supply chain team. Excluding the GSC mandated categories listed above, the local supply chain teams are responsible for all inbound supply chain activities for the business units encompassing sourcing, purchasing, and delivering functions. All procurement commitments must follow GSC's authorised processes and systems and use standard contract templates and applicable corporate policies.

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4. Policies and Due Diligence Processes in Relation to Forced Labour and Child Labour

We are in the process of reviewing our existing policies for child labour and forced labour considerations, and we are evaluating incorporating a due diligence process into our operations that will support risk identification, mitigation, and remediation. At present, we have several existing policies and processes that pertain to forced labour and child labour risk management, as outlined below.

4.1 Human Rights Policy

Our Human Rights Policy establishes IAMGOLD's commitment to respect internationally recognized human rights as set forth in the United Nations Declaration of Human Rights and the four fundamental principles and rights at work enshrined in the International Labour Organization's Declaration on Fundamental Principles on Rights at Work.

4.2 Code of Business Conduct and Ethics

The Code of Business Conduct and Ethics ("Code of Business Conduct") is approved by the Board of Directors as a statement of the principles and commitments intended to direct and guide the conduct of the Company, its affiliates and subsidiaries. The Code of Business Conduct sets the expectations by which we conduct our business activities, reflects our values and serves as a reference to guide our decisions. The Code of Business Conduct applies to everyone who works for IAMGOLD, including officers, members of our Board of Directors, employees, consultants and representatives worldwide. It requires our people to conduct business in accordance with all applicable laws and regulations, and the highest ethical standards.

Each new director, officer, employee, consultants, and representative is required to certify their awareness and compliance with the Code of Business Conduct and then are required annually to reiterate awareness and compliance by successfully completing our training and certification process. We encourage our employees to be alert to any work-related activities which could be construed as a violation of the Code of Business Conduct and to bring the matter to the attention of their immediate supervisor or proceed to do so on an anonymous basis through our confidential reporting service. Individuals involved in illegal or unethical conduct may be subject to disciplinary action up to and including termination.

4.3 Supplier Code of Conduct and Ethics

IAMGOLD requires at a minimum that our suppliers maintain policies that mandate adherence to applicable laws, standards, and regulations, and prohibit the employment and use of forced labour and child labour. IAMGOLD deals with suppliers who commit to human rights standards by adopting policies similar to IAMGOLD's, and who are compliant therewith and free of material violations. We require our suppliers to maintain policies that ensure the respect of human rights and individual dignity, without distinction on any basis, including the rights to life, liberty, and security of persons, freedom from slavery and cruelty, and equal protection under relevant laws, and a process to ensure compliance.

The Supplier Code of Conduct and Ethics ("Supplier Code") applies to all of suppliers working with us or on our behalf including contractors, consultants, vendors, their subcontractors, and any other contracted third-party individuals. These parties are contractually required to comply with the Supplier Code. The Supplier Code defines the minimum requirements suppliers are expected to incorporate into their own operations and take appropriate actions to ensure that their own suppliers also comply with the standards of our Supplier Code. When signing a contract with IAMGOLD, each new supplier is required to certify their awareness and compliance with the Supplier Code.

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We require all our suppliers to conduct their operations in a manner consistent with the United Nations Universal Declaration of Human Rights and the International Labour Organization's core labour rights, and not permit forced labour or child labour within their own operations or those of their suppliers. Suppliers must ensure that all of their employees, including contract workers, work at their own will and are prohibited from being involved in human trafficking or using any form of slave, forced, bonded, indentured, or prison labour in their operations. Suppliers are required to ensure that none of their employees, including contract workers, are required to pay any fees to obtain or retain their employment. Fees and costs associated with recruitment and employment must be paid by the supplier. Suppliers are not permitted to withhold employees' original government-issued identification and travel documents. The employees' contracts should be clear, written in a language understood by them and be aware of the terms and conditions of their work. Suppliers should not impose unreasonable restrictions on individual movement within the workplace. Our Supplier Code also requires suppliers to respect the rights of the child as stated in the Convention on the Rights of Child, and not engage in, or allow, child labour, within their facilities or in those of their suppliers. We require our suppliers to follow the International Labour Organization (ILO) definition of the minimum age for admission to work. This age will not be lower than the age of completion of compulsory schooling, and should not be under 15 years of age, except in some countries where it may vary based on local legislation. Where there is local law that sets an older age for child labour, suppliers are required to adhere to such stricter requirement.

In addition, our suppliers are required to comply with local laws and regulations with respect to working hours, overtime, and days of rest. Suppliers should provide enough rest and leisure and take measures to prevent employees from working excessive hours. In the absence of local laws or collective agreements, a workweek should be restricted to 60 hours, including overtime, and at least one day off every seven days except in case of emergencies or unusual situations. Moreover, the Supplier Code promotes that supplier employees' working hours, inclusive of overtime, shall not exceed 12 hours in any 24-hour period. To ensure adherence to the Supplier Code, IAMGOLD may seek to conduct due diligence verifications on any supplier, and we may request evidence of a recent audit completed. Where insufficient evidence is provided, a direct audit of the primary facility or facilities where the goods or services are manufactured or rendered may be required. In the case of non-compliance with the Supplier Code's minimum standards, IAMGOLD will work with a supplier to put in place mutually agreed upon corrective actions and a schedule for implementing such actions. If the supplier is unwilling to correct the gaps found or is materially misaligned with IAMGOLD's values, this may lead to disciplinary or other action, up to and including termination of the business relationship and procurement agreement(s).

IAMGOLD values and encourages suppliers to speak up if they have concerns regarding a possible violation of the Supplier Code and maintains an "open door" regarding questions of business conduct. If a Supplier becomes aware of such a potential violation, they must bring the matter to the attention of the person in the Company they are doing business with or through the confidential reporting service.

4.4 Procurement Contracts

Our procurement contracts include provisions requiring that suppliers comply with local laws and regulations and applicable industry standards. Moreover, suppliers may be subject to audits to ensure compliance with their contractual undertakings, and applicable policies and standards.

4.5 Whistleblower Policy

IAMGOLD strives to ensure that any employee, contractor, representative or member of the public can report perceived misconduct without the risk of retaliation, and with the assurance that all reports are treated confidentially and investigated promptly. IAMGOLD's Whistleblower Policy defines the steps employees, contractors, and representatives, or members of the public worldwide are required to follow when making complaints, as well as management's responsibilities for administering the whistleblower complaint system. This process is monitored and overseen by the Audit and Finance Committee of the Board.

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We have established multiple reporting channels, and allegations of suspected improper activities or conduct can be made openly, confidentially, or anonymously, either to the Chair of the Audit and Finance Committee, the Chair of the Nominating and Corporate Governance Committee, through the confidential reporting service, or directly to any member of the Company's management.

The confidential reporting service is accessible:

  By internet: employees, contractors, representatives, or the general public can go to www.clearviewconnects.com and follow the directions on the screen to submit a report using the website.
  By phone: employees, contractors, representatives, or the general public can call a toll-free hotline at 1 (866) 506-6954 and choose to speak with a live agent or leave a voicemail. Employees, contractors and representatives outside North America can call collect, using their local collect calling procedures, to Canada at +1 (416) 385-6016.
  By mail: employees, contractors, representatives, or the general public can send reports by mail to a confidential post office box at: P.O. Box 11017, Toronto, Ontario M1E 1N0.
  By e-mail: employees, contractors, representatives, or the general public, can send reports by e-mail to, either of the Chair of the Audit and Finance Committee or the Chair of the Nominating and Corporate Governance Committee service as follows: Chair_Audit@iamgold.com or Chair_NCGC@iamgold.com.
  By Skype: employees, contractors, representatives, or the general public can make a Skype call to ClearView Connects to the following username: clearview-iamgold.

We will not retaliate against anyone who, in good faith, makes a report. Unless compelled by judicial or other legal process, we will not reveal the identity of any person who makes a report and who asks that his or her identity remain confidential. We will not tolerate any effort to ascertain the identity of any person who makes a report anonymously. All report records, investigation results and any steps taken in connection with the investigation are retained for a period of seven years.

4.6 Responsible Gold Mining Principles

The World Gold Council (WGC) offers guidance, research and practical tools that are both recognized and valued by the entire gold mining sector. The WGC's Responsible Gold Mining Principles establish a set of required practices for its members across all ESG aspects of gold mining. As member of the WGC, we adhere to and report on our compliance with the Responsible Gold Mining Principles (RGMPs). Our Year 3 Report on the Implementation of the Responsible Gold Mining Principles was published in August 2023 and shows 100% compliance with all the RGMPs for IAMGOLD Corporate, Essakane and Westwood. Notably, IAMGOLD achieved compliance with Principle 5 - Human Rights and Conflict, and Principle 6 - Labour Rights. The report received limited assurance from KPMG.

4.7 Corporate Security & Human Rights Management Standard

The Corporate Security & Human Rights Management Standard forms part of IAMGOLD's Corporate Governance Standards and is derived in part from the Voluntary Principles on Security and Human Rights ("VPSHR"). The Standard provides guidance on procedures such as the use of force, search and seizure, apprehension, arrests, detention, and other security-related challenges met by all persons assigned to provide security services for IAMGOLD. We have implemented processes that ensure security interventions are carried out responsibly, with any response being proportional to the threat identified.

The VPSHR Risk Management Program aims to recognize and manage the potential risks to security personnel, reputation, and IAMGOLD's objectives as well as the risks to other stakeholder's human rights generated through security activities of IAMGOLD and its personnel. To effectively manage these risks, IAMGOLD's security management should aim to prioritize human rights, so that security provided is consistent with respect for human rights. Child Rights are a key feature of IAMGOLD's VPSHR Risk Management Program because children and young people are particularly vulnerable to the impacts of physical security arrangements at mining operations. As such, IAMGOLD security personnel have a responsibility to respect, support and advance children's rights. Specific provisions to address and respect child rights are incorporated into our contracts with private security providers.

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IAMGOLD's Executive Leadership Team (ELT) has overall responsibility for the implementation of the Standard and ensuring that the Standard, its principles, and directives have been properly communicated to all projects, mines, subsidiaries, offices and other sites and premises owned or leased by the Company. Site Corporate Affairs and Security Management have the responsibility for local implementation of the Standard and to ensure that all relevant local personnel are trained regularly and supervised closely by reference to the Standard. An annual internal audit is conducted to address the highest priority security risks, and to ensure that our security procedures comply with corporate policies, standards, relevant legislation and regulations, and that the required foundational and refresher VPSHR training is being conducted.

4.8 Towards Sustainable Mining Standard

As a member of the Mining Association of Canada, IAMGOLD has implemented the Towards Sustainable Mining Standard ("TSM") and all of its associated protocols, including the Prevention of Child and Forced Labour Protocol. TSM is a globally recognized sustainability program that supports mining companies in the management of key environmental and social risks. All of our operations have adopted TSM and conduct annual self-assessments to evaluate their performance against the TSM protocols with a third-party verification from a verification service provider once every three years.

4.9 Conflict Free Gold Standard

As a member of the World Gold Council, IAMGOLD annually publishes a conflict-free gold report that provides assurances that our gold has not been extracted in a manner that causes, supports, or benefits unlawful armed conflict, or contributes to serious human rights abuses or breaches of international law. This report receives limited assurance from an independent third party.

4.10 Site Specific Policies and Procedures Applicable to Forced Labour and Child Labour

4.10.1 Essakane

Within our Essakane operations, we have existing controls in place to verify that workers are of the appropriate legal working age. Prior to working for us, future workers are required to show proof of age by way of official government documentation, and a photocopy is retained within the employees' human resources file. The minimum age that a worker is permitted to work at the mining site is 18 years of age. To support the identification and reporting of misconduct, we have established 12 complaint boxes at our Essakane site that are opened every month. The content in the complaint box is sent to our internal audit department in Toronto for review and investigation, as necessary.

Essakane is audited annually for health and safety considerations by both internal and external auditors. Essakane is ISO 45001 certified, which is an international standard that specifies requirements for occupational health and safety management systems. Such management systems are subject to a yearly audit, internal and external. Other internal audits concern procedures related to critical control, audit of sub-contractors as well as an audit on industrial hygiene. Every three (3) years an external audit is conducted on the TSM by a third party. Furthermore, the government of Burkina Faso and/or it's agencies also audit Essakane, namely: i) control and inspection mission by the General Directorate of Mines and Geology; and ii) audit and inspection by the Bureau of Mines and Geology of Burkina Faso.

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At Essakane, all security team members receive human rights training. As an example, in the year 2022, 96.41% of the security team members had received formal training on IAMGOLD's human right policies, specific procedures and their application to security (data on the year 2023 is not yet available). Additionally, all contracts in place with private and public security providers have compliance clauses with the VPSHRs and our Health and Safety Policy. IAMGOLD conducts regular monitoring to ensure that Essakane's private security providers have not been accused of human rights abuses or breaches of humanitarian law in Burkina Faso.

4.10.2 Westwood

Westwood has existing controls in place to verify that workers are of the appropriate legal age limit at our operations. An employee's date of birth is required as a component of the hiring documentation, and we require workers to present government identification to confirm that the employee is of the appropriate legal age. A photocopy of the employees' identification is retained in their human resources file.

At Westwood, the youngest age that we permit an individual to work underground is 18 years of age. For individuals working on the surface of the mining site, individuals must be at least 16 years of age, consistent with legal requirements in Québec.

5. The Parts of Our Business and Supply Chains that Carry a Risk and Steps Taken to Assess and Manage that Risk

When reviewing and evaluating forced labour and child labour risks, certain factors related to country, industry or operational activity influence the inherent risk for forced labour and child labour practices. These factors include nature of industry activities, characteristics of a workforce that could make workers vulnerable, common labour practices, geography-based regulatory environments, and human rights track records.  The results of an inherent risk assessment do not necessarily indicate that the operation has forced labour and child labour practices within their activities or supply chains. At IAMGOLD, we recognize that it is critical to first assess inherent risks to identify areas where there is an elevated inherent risk for forced labour and child labour in order to subsequently integrate controls to reduce that risk. IAMGOLD currently operates in Canada and Burkina Faso, which have different inherent exposures to and potential for forced labour and child labour. IAMGOLD is determined to assess and identify areas of higher inherent risk and use that information to prioritize our efforts of implementing and monitoring a targeted set of controls in the future.

To begin to understand our risk profile, we performed an initial internal desktop review of potential child and forced labour risks associated with key products and services, and geographic locations that relate to approximately 1,500 suppliers across our global supply chain and our operating sites. With reference to the United Nations Global Compact Business & Human Rights Navigator, Global Slavery Index and UNICEF Global Datasets, we identified that our operations and supply chain may be exposed to the risks of both child and forced labour.

To deepen our understanding of our inherent forced labour and child labour risks, we engaged an independent third-party consultant following the Reporting Period to undertake a risk assessment of our operational activity and of a subset of our supplier base from which IAMGOLD procured goods and services between January 1, 2023 to December 31, 2023. As part of the inherent risk assessment, we worked with the third-party to map our operational activities and supplier sample to Global Industry Category Standard (GICS) sub-industries and identified the country of origin for each supplier based on available procurement data.

The third-party utilized their forced labour and child labour risk assessment methodology to identify the inherent risk rating for each supplier and operational activity. The risk assessment combined suppliers' geographic risk, industry risk and an industry controversy score to produce an inherent risk rating of low, low-medium, medium, medium-high, or high. As an inherent risk assessment, the results do not account for any specific due diligence or governance controls put in place by IAMGOLD or specific suppliers to mitigate their specific forced labour or child labour risks. The high-level findings of this assessment for our operations and supply chain are outlined in the following sections.

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5.1 Risks of Forced Labour and Child Labour in Our Activities

IAMGOLD directly employs workers across diverse business functions in both Canada and Burkina Faso to undertake operational activities at our corporate and mine sites. Our operational sites are also supported by an indirect workforce that is employed by suppliers to whom we outsource certain activities. Supply chain risks associated with these outsourced services, alongside other goods, and services we procure, are outlined in the following section. Our employees in Toronto and Brossard facilitate our day-to-day corporate operations. This part of our operations was assessed to have a low inherent risk of forced labour and child labour due to factors such as their location in Canada and the predominantly high skilled, low labour intensity nature of their activities.

Our direct workforce at our Canadian mine site undertakes gold mining (Westwood), gold exploration and site construction activties (Côté Gold project). Our operations in Canada were identified as having a medium inherent risk of forced labour and child labour, which was primarily driven by characteristics inherent to the gold mining and construction industries rather than country-specific risk factors. These include factors such as high labour intensity and potential worker exposure to remote worksites.

Mining operations in Burkina Faso was identified as our operational area exposed to the greatest inherent risk of forced labour and child labour. Due to elevated geographic risks of forced labour and child labour in Burkina Faso, Essakane was assessed to have an inherently high risk of child labour and medium-high risk of forced labour. In general, occurrences of child labour in Burkina Faso's mining sector are primarily associated with informal and artisanal mining as opposed to large scale operations such as our Essakane mine, and inherent risk does not account for IAMGOLD's existing controls, systems, and processes to minimize the risk of child labour and forced labour occurring in our operations. However, this area of heightened inherent risk rating reinforces the importance of continuing to uplift our approach to due diligence and risk mitigation in Burkina Faso.

5.2 Assessment of Supply Chain Risk

To gain a better understanding of the inherent risks in our supply chain, we followed a risk-based approach to select the suppliers for the sample assessed in the supply chain risk assessment. From our preliminary desktop review, we identified our mining operations in Burkina Faso to be our greatest geographical hotspot and sought to include a greater number of suppliers providing goods and services to our Burkina Faso operations in the supplier sample. We also included suppliers who provide products or services to us from other high-risk countries, suppliers of outsourced services or labour agencies that provide us with third party staffing on a temporary basis, and products we purchased that include raw materials. This resulted in 196 of our direct tier 1 suppliers, representing CA$937 million procurement spend from across 22 countries, being included in the assessment.

Overall, we found that this subsect of our supply chain is exposed to relatively high levels of inherent risk due to the nature of the goods and services we procure as a gold mining company, and our procurement footprint that sources goods from inherently higher risk regions such as West Africa. Burkina Faso was identified as the only country with inherently high-risk suppliers. Medium-high risk suppliers were identified as operating in Burkina Faso, Cote d'Ivoire, Ghana, Spain, the United States and Turkey. Suppliers with the highest inherent risk of forced labour and child labour were identified as operating across industries such as Construction & Engineering, Construction Materials, Diversified Metals & Mining, Diversified Support Services, Human Resources & Employment Services, and Trucking. We also have a number of outsourced service suppliers providing catering services, cleaning personnel, shipping, camp services, and security services among others. Outsourced activities and Diversified Support Services in Burkina Faso have been identified as carrying a high inherent risk for child labour, and medium-high risk of forced labour. Understanding the inherent risk profile will enable IAMGOLD to identify risk areas and prioritize risk management actions.

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We understand the inherent risks associated with our business activities and a subset of our supply chain. We recognize that inherent risk ratings are based on industry and geographic information about the supplier or activity and did not consider specific due diligence or governance measures IAMGOLD or individual suppliers have in place to mitigate potential risks of forced labour and child labour. A further residual risk assessment would be required to determine whether these risk factors are mitigated or absent from IAMGOLD's operations and supply chains.

6. Measures Taken to Remediate Forced Labour or Child Labour

At this time, IAMGOLD has not identified instances of forced labour or child labour in its activities or supply chains. As such, no remediation measures have been undertaken to date. IAMGOLD has an existing grievance mechanism through which to identify adverse impacts, and if adverse impacts are identified in the future, we would consider appropriate means of remediation.

7. Remediating the Loss of Income to the Most Vulnerable Families

IAMGOLD recognizes that efforts to prevent and reduce the risks of forced labour and child labour can have the unintended consequence of contributing to a loss of income for the most vulnerable families. IAMGOLD is not aware of any instance to date where its efforts to mitigate the risk of forced or child labour in its activities and supply chains may have contributed to a loss of income for vulnerable families.

8. Training Provided to Employees on Forced Labour and Child Labour

We do not currently provide specific training to employees on forced labour and child labour risks, but such training is currently being planned for 2024. Having said that, all our employees are required to complete the Code of Business Conduct and Ethics training when they join the Company and then recertify their awareness and compliance with the Code of Business Conduct on an annual basis. While the training does not, at this time, include specific content regarding forced labour and child labour risks, it includes a module on the Respect and Integrity of the Person, the requirement for our people to conduct business in accordance with all applicable laws, rules and regulations, and information on how to report a Code violation through the Confidential Reporting Service, as well as on the subsequent investigation process.

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9. Assessing Our Effectiveness in Ensuring Forced Labour and Child Labour Are Not Being Used in our Business and Supply Chains

IAMGOLD has not yet established a framework for measuring the effectiveness of our forced labour and child labour risk mitigation efforts. However, we are in the process of developing a roadmap to build on our existing risk mitigation efforts which will be tailored to reduce the risk over time.

10. Attestation Statement

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

/s/ "Renaud Adams"
Renaud Adams President and Chief Executive Officer I have the authority to bind IAMGOLD Corporation Monday, March 18, 2024

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